January 11, 2012

U.S. Securities and Exchange Commission
100 F Streeet, NE
Washington, DC 20549

Dear Sir/Madam:

We were the independent registered public accounting firm for Kranem Corporation (the “Company”). As a result of the Company’s consummation of its acquisition of Xalted Networks, Inc., we were deemed to have been dismissed as the Company’s accountant as of the closing of the acquisition.

We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated on January 11, 2012 (the “Current Report”) and are in agreement with the disclosure in the Current Report, in so far as it pertains to our firm.

De Joya Griffith & Company, LLC

Henderson, NV
01.11.2012